UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Series R Participating Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

Pursuant to a Shareholders Rights Agreement, dated as of August 8, 2005 (the “Original Rights Agreement”) between Seaspan Corporation (the “Corporation”) and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), the Board of Directors of the Corporation declared a dividend of one common share purchase right (a “Right”) for each outstanding common share (collectively, the “Common Shares”) of the Corporation. The dividend was paid on August 12, 2005 (the “Record Date”) to the shareholders of record on that date. The description and terms of the Rights were initially set forth in the Original Rights Agreement, as amended by Amendment No. 1, dated January 30, 2009 (the “Amendment”), between the Corporation and the Rights Agent. On April 19, 2011, the Corporation and the Rights Agent entered into an Amended and Restated Rights Agreement, dated as of April 19, 2011 (the “Amended and Restated Rights Agreement”), between the Corporation and the Rights Agent, to amend and restate the Original Rights Agreement in order to, among other things, incorporate the terms of the Amendment and to make certain additional modifications to the terms of the Original Rights Agreement. On January 27, 2012, the Corporation and the Rights Agent entered into an Amendment No. 1 to the Amended and Restated Rights Agreement (“Amendment No. 1”) to modify the terms of the Amended and Restated Rights Agreement. On December 27, 2012, the Corporation and the Rights Agent entered into an Amendment No. 2 to the Amended and Restated Rights Agreement (“Amendment No. 2”) to further modify the terms of the Amended and Restated Rights Agreement. The description and terms of the Rights are now set forth in the Amended and Restated Rights Agreement, as amended by Amendment No. 1 and Amendment No. 2. Amendment No. 2:

•

eliminates certain existing exclusions from the calculation of the beneficial ownership percentages of Excluded Persons (as defined in the Amended and Restated Rights Agreement), which exclusions apply to (a) Series A preferred shares (“Series A”) and related securities issued or to be issued to Excluded Persons in connection with the Corporation’s 2009 financing and (b) Common Shares issued or to be issued to certain Excluded Persons in connection with the Corporation’s January 2012 acquisition of Seaspan Management Services Limited;

•

adds a new exclusion from the calculation of the beneficial ownership percentages of Excluded Persons for any Common Shares acquired by the Excluded Persons following January 1, 2013 pursuant to their participation in the Corporation’s dividend reinvestment plan with respect to any cash dividends paid on the Common Shares or Series A through and for the quarter ending March 31, 2015; and

•	increases the aggregate beneficial ownership percentage general trigger for Excluded Persons under the Amended and Restated Rights Agreement from 30% to 70%.

In connection with the Amendment No. 2, members of the Washington Family have agreed with the Corporation that they will participate in the Corporation’s dividend reinvestment plan with respect to any cash dividends paid on the Corporation’s Common Shares or Series A through and for the quarter ending March 31, 2015, which participation will reduce the amount of cash otherwise distributable to shareholders by the Corporation.

Items 1 and 2 of the Corporation’s Registration Statement on Form 8-A, which was filed on April 19, 2011, are amended as set forth below. References in this Registration Statement to “Seaspan,” “we,” “our,” “us” or similar terms refer to Seaspan Corporation and its subsidiaries. Any capitalized terms not defined herein shall have the meanings set forth in the Amended and Restated Rights Agreement, as amended by Amendment No. 1 and Amendment No. 2.

Item 1 — Description of Registrants’ Securities to be Registered.

Until the earlier to occur of: (a) 10 days following a public announcement that (i) a person or group of affiliated or associated persons who or which has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) subject to applicable exclusions described below, the Excluded Persons (as defined below) and any affiliated or associated persons collectively have acquired beneficial ownership of 70% or more of the outstanding Common Shares (each such person or group, an “Acquiring Person”), and (b) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of a summary of Rights attached thereto. The term “Acquiring Person” excludes: (i) the Corporation; (ii) any subsidiary of the Corporation; (iii) any employee benefit plan of the Corporation or its subsidiaries; and (iv) any person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan. In addition, a person shall not be an “Acquiring Person”:

(i)	if the person becomes an Acquiring Person solely as the result of an acquisition of Common Shares by the Corporation which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 20% or more (or, with respect to Excluded Persons and their affiliates and associates, collectively to more than 70%) of the Common Shares then outstanding;

(ii)	if, as of the date of the Amended and Restated Rights Agreement, the person is the beneficial owner of 20% or more (or, with respect to Excluded Persons and their affiliates and associates, collectively of more than 70%) of the Common Shares outstanding, unless and until such time as such person or persons become the beneficial owners of additional Common Shares (other than pursuant to dividends or distributions paid or made by the Corporation in Common Shares, a stock split or subdivision or, with respect to Excluded Persons only, any benefit plan or other compensatory arrangement), unless, upon becoming the beneficial owner of such additional Common Shares, such person or persons are not then the beneficial owners of 20% or more (or, with respect to Excluded Persons and their affiliates and associates, collectively of more than 70%) of the Common Shares then outstanding; or

(iii)	to the extent based on any Common Shares acquired by the Excluded Persons following January 1, 2013 pursuant to their participation in the Corporation’s dividend reinvestment plan with respect to any cash dividends paid on the Common Shares or Series A through and for the quarter ending March 31, 2015.

The term “Excluded Person” refers to each of Dennis R. Washington, Kyle R. Washington and Kevin L. Washington, any spouse, father, mother, brother, sister, lineal descendant of spouse or lineal descendant of such individuals, and each of their respective controlled affiliates, estate planning vehicles, trusts and related entities (collectively, the “Washington Family”) and any person (other than the Corporation and any directors or officers thereof acting in their capacities as such and not individually) who enters into a shareholders agreement, proxy or similar agreement with a member of the Washington Family regarding the voting of Common Shares for as long as such agreement is in place. No person shall become an Excluded Person as a result of acquiring Common Shares from an Excluded Person and, subject to the exceptions above relating to being an “Acquiring Person”, if the Excluded Persons, together with all affiliates and associates of such Excluded Persons (other than the Corporation and its subsidiaries), collectively become the beneficial owners of more than 70% of the Common Shares then outstanding, each Excluded Person shall be deemed to be an “Acquiring Person.” Any Common Shares acquired by the Excluded Persons following January 1, 2013 pursuant to their participation in the Corporation’s dividend reinvestment plan with respect to any cash dividends paid on the Common Shares or Series A through and for the quarter ending March 31, 2015 shall not be deemed to be Beneficially Owned for purposes of determining whether such Excluded Person shall constitute an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date (unless the effect of such Distribution Date is waived by the Corporation’s Board of Directors), separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date (unless the effect of such Distribution Date is waived by the Board of Directors). On the Distribution Date, each holder of a Right will be entitled to purchase for $25.00 (the “Exercise Price”) a fraction (1/1000th) of one share of the Corporation’s Series R Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), which fraction has similar economic terms as one Common Share. The Rights will expire on August 8, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Corporation, in each case, as described below.

The exercise price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution if the Corporation: (i) declares a dividend on the Preferred Shares payable in Preferred Shares; (ii) subdivides the outstanding Preferred Shares; (iii) combines the outstanding Preferred Shares (by reverse stock split or otherwise) into a smaller number of Preferred Shares; or (iv) issues any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative changes require an adjustment of at least 1% in such Exercise Price. The Corporation shall not be required to issue fractions of Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share). Interests in fractions of Preferred Shares in integral multiples of one one-thousandth of a Preferred Share may, at the election of the Corporation, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Corporation and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts.

If an Acquiring Person acquires beneficial ownership of 20% or more or, subject to applicable exclusions described above, the Excluded Persons and any affiliated or associated persons collectively acquire beneficial ownership of more than 70% of the Common Shares then outstanding, then each holder of a Right (except that Acquiring Person) will be entitled to buy at the Exercise Price, a number of Common Shares which has a market value of twice the Exercise Price. If after an Acquiring Person acquires beneficial ownership of 20% or more or, subject to applicable exclusions described above, the Excluded Persons and any affiliated or associated persons collectively acquire beneficial ownership of more than 70% of the Common Shares then outstanding, the Corporation merges into another company (either as the surviving corporation or as the disappearing entity) or the Corporation sells more than 50% of its assets or earning power, then each holder of a Right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of common shares of the surviving entity which has a then current market value of twice the Exercise Price.

Any time after the date an Acquiring Person obtains beneficial ownership of 20% or more or, subject to applicable exclusions described above, the Excluded Persons and any affiliated or associated persons collectively acquire beneficial ownership of more than 70% of the Common Shares and before that Acquiring Person acquires or the Excluded Persons acquire beneficial ownership of more than 50% of the outstanding Common Shares, the Corporation may exchange each Right owned by all other holders of Rights, in whole or in part, for one Common Share.

At any time prior to a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more, or, subject to applicable exclusions described above, that the Excluded Persons and any affiliated or associated persons collectively have acquired beneficial ownership of more than 70% of the Common Shares, the Board of Directors of the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended or supplemented by the Board of Directors of the Corporation without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Copies of the Amended and Restated Rights Agreement, Amendment No. 1 and Amendment No. 2 are filed as Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, respectively, hereto. Copies of the Amended and Restated Rights Agreement, Amendment No. 1 and Amendment No. 2 are available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, Amendment No. 1 and Amendment No. 2, which are hereby incorporated herein by reference.

Item 2 — Exhibits.

4.1	Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (including as Exhibit A attached thereto the Form of Statement of Designations of Series R Participating Preferred Stock, as Exhibit B attached thereto the Form of Rights Certificate and as Exhibit C attached thereto the Summary of Rights) (incorporated by reference to Exhibit 4.1 to the Corporation’s 8-A filed April 19, 2011).

4.2	Amendment No. 1, dated January 27, 2012, to Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.2 to the Corporation’s Form 6-K filed January 30, 2012).

4.3	Amendment No. 2, dated December 27, 2012, to Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: December 27, 2012

	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer